MANAGER'S AGREEMENT


         This Manager's Agreement is made effective the ____ day of _______, 1997, by and between Numanco, L.L.C., an Oklahoma limited liability company, ("Numanco") and Nuvest, L.L.C., an Oklahoma limited liability company ("Nuvest") (collectively referred to as the "Numanco Companies"), and Richard H. Smith (the "Manager").

         In consideration of the mutual promises, covenants, and agreements hereinafter set forth, the parties hereto agree as follows:

RECITALS.

         As used herein, "Numanco Companies" means, collectively, NSS Numanco Inc., a Pennsylvania corporation, Nuvest, and Numanco, and each direct or indirect subsidiary of each such company; individually, each such entity shall be referred to as a "Numanco Company."

         The Numanco Companies are engaged in the temporary personnel business.

         Manager has knowledge and experience which would be most beneficial to the Numanco Companies' business.

         The Numanco Companies and Manager are willing to enter into a consulting relationship and management agreement on the terms and conditions herein set forth.

Section 1.        DESIGNATION AS MANAGER.

         The Numanco Companies hereby designate the Manager as manager of the Numanco Companies, and the Manager hereby agrees to serve as consultant and manager of the Numanco Companies upon the terms and conditions, and for the compensation hereinafter set forth.

Section 2.        TERM.

         Unless extended by mutual agreement of the parties, this Agreement shall terminate on December 31, 1999. Manager promises to perform the duties of Manager, as set forth in Section 3 hereof, until the end of such term.

Section 3.        DUTIES AND RESPONSIBILITIES OF MANAGER.

         Manager is engaged to advise and consult the Numanco Companies, and shall be responsible for causing the following activities to be accomplished:

         3.1 Intent. Manager shall carry out the duties and responsibilities as defined in the Operating Agreements of the Numanco Companies, as may be amended ("Operating Agreements"), by and between the members of such companies. As use herein, the term "Members" shall have the meaning ascribed to such term as set forth in that certain Amended and Restated Member Agreement of even date herewith, hereinafter the "Member Agreement"). Consistent with the standards described in this Section 3.1, the Manager shall cause each Numanco Company to comply with its covenants, representations, and warranties, as set forth in the Member Agreement. Manager shall devote such time to Company and its business affairs as shall be reasonably required for its welfare and success. However, nothing herein contained shall be construed to require the Manager to devote his full time to the business of the Numanco Companies. Nothing herein contained shall be construed to prohibit the Manager from engaging in other business ventures exclusively for his own account so long as other business ventures are dissimilar in nature to the business venture of this Company and he is satisfactorily accomplishing his obligations as set forth herein.

         3.2 Staffing; Consultants. Manager shall consult with the Numanco Companies with regard to the hiring, engagement, and employment of its employees and the augmentation staff of the Numanco Companies and other professional consultants to be used by the Company from time to time.

         3.3 Supervision of Customer Contracts. Manager shall coordinate and oversee the performance of the staff augmentation contracts with the Numanco Companies' customers. In this regard, the Manager shall report on the status of these contracts regularly and the quality of the services being rendered by the Numanco Companies.

         3.4 Records; Reports. Manager shall cause the Numanco Companies to make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and operations, and devise and maintain a system of internal accounting control sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with the Numanco Companies general or specific authorization; and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets.

         3.5 Financial Information. The Manager shall cause the following reports to be made available to the Numanco Companies' Members:

                  A. As soon as practicable after the end of each fiscal year, and in any event within 120 days thereafter, a balance sheet for each of the Numanco Companies as of the end of such fiscal year, and a statement of income and a statement of changes in financial position of the company for such year, prepared in accordance with generally accepted accounting principles and setting forth in each case in comparative form the figures of the previous fiscal year, all in reasonable detail including all supporting schedules and comments.

                  B. As soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year for each of the Numanco Companies, and in any event within 45 days thereafter, a balance sheet for each company as of the end of each such quarterly period, and a statement of income and a statement of changes and financial condition of each company and its subsidiaries (if any) for such period and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles, setting forth in each case comparisons to the Business Plan (as hereinafter defined) and the corresponding period to the previous fiscal year, all in reasonable detail and signed, subject to changes resulting from year-end audit adjustments, by the principal financial officer of each company.

                  C. As soon as available after the end of each month, and in any event within thirty (30) days thereafter:

                           (1) a balance sheet for each of the Numanco Companies
as of the end of such month, and a statement of income and changes in financial position for the month and for the current fiscal year to date, both prepared in accordance with generally accepted accounting principles setting forth in each case comparisons to the Business Plan and the corresponding periods of the previous fiscal year;

                           (2) a pro forma cash flow statement of anticipated
cash flow for the next succeeding 90 day period for each of the Numanco Companies prepared on a consolidated basis setting forth, in each case, comparisons to the Business Plan, as herein defined, and the corresponding periods of the previous fiscal year, all in reasonable detail and signed, subject to changes resulting from year-end audit adjustments, by Manager and accompanied by a statement explaining any material differences between budgeted and actual results;

                           (3) a report on each of the Numanco Companies'
operations, describing significant events or circumstances affecting operations and containing such other matters as are requested by the Members or the lenders of any Numanco Company;

                  D. Upon request by a Member, a certificate executed by the Manager stating that none of the Numanco Companies, is in default under its Articles of Organization or Operating Agreement, this Agreement, any promissory note, the Member Agreement, or any other material agreement to which it is a party or to which it or any of its properties is subject.

                  E. Promptly following receipt thereof, any letters furnished to any one of the Numanco Companies by its independent public accountants which comment on the accounting practices of the company.

                  F. Promptly (but in any event within five days) after the discovery of any material adverse event or circumstance affecting any one of the Numanco Companies including, but not limited to, the filing of any material litigation against a Numanco Company and the discovery that such company is not, or with the passage of time will not be, in compliance with any provision of this Agreement, any promissory note, the Member Agreement, or any other material agreement of the company, a notice specifying the nature and period of existence thereof, and the actions the company has taken and/or proposes to take with respect thereto. The Manager shall cause to be furnished to the Members with monthly reports updating and describing any developments relating to matters described under this subparagraph and will promptly notify its Members of any material developments or changes relating thereto.

                  G. Promptly following the preparation thereof, copies of the minutes of proceedings (or consents) of the Manager and Members, together with all written materials given to the Manager.

                  H. With reasonable promptness, such other information and data with respect to each of the Numanco Companies as any Member may from time to time reasonably request.

         3.6 Business Plan. As used herein, the term "Business Plan" shall mean the operating plan of the Numanco Companies, which shall include a description of lines of business, targeted gross margins, targeted fixed operating costs, and a pro forma cash flow budget, profit and loss statement, and balance sheet, as same may be amended from time to time pursuant to this Section 3.6. The Business Plan may be revised from time to time in accordance with the following:

                  A. At least annually, or more often as the Manager or any Member may request, the Manager or Member shall furnish a copy of any proposed revisions to the Manager and the Members at least 30 days prior to the beginning of its proposed implementation. The proposed amendment to the Business Plan shall become effective if approved by all the Members and the Manager.

                  B. For all purposes of this Agreement, the term "Business Plan" shall mean the Business Plan most recently amended pursuant to Section 3.6A until further amended.

         3.7 Financial Reports For Affiliates. In addition to the above, as soon as available at the end of each month, Manager shall cause to be provided to the Members and lenders of each of the Numanco Companies, financial statements of all affiliates, corporations, venturers, partnerships, limited liability companies, or other enterprises in which such Numanco Company may have an interest.

         3.8 Property and Liability Insurance. The Manager shall cause each of the Numanco Companies to insure all of its assets. The Numanco Companies will cause to be kept insured all of the their assets which are of insurable character, and which are customarily insured by companies engaged in the same or similar businesses by financially sound and reputable insurers against loss or damage by fire, explosion or other hazards customarily insured against by such comparable companies with extended coverage in amounts sufficient to prevent the Numanco Companies from becoming a co-insurer, except for normal deductibles, but not, in any event, less than eighty percent (80) of the insurable value of the property. The Numanco Companies will maintain, with financially sound and reputable insurers, such insurance against hazards and risks and liabilities to persons and property as are customarily insured against by companies engaged in the same or similar businesses. The amount of liability insurance shall be at least $1,000,000 for property damage and $1,000,000 for personal injury regardless of the number of persons injured. The Numanco Companies will promptly notify its lenders of any change in insurance coverage. The Numanco Companies shall promptly cause all policies of insurance obtained by it in accordance with its obligations hereunder to provide that they may not be cancelled unless the insurance carrier gives the lenders (or, if the insurer requires, a designated representative of lenders) at least thirty (30) days prior written notice thereof.

         3.9 Use of Proceeds. The Manager shall determine that all proceeds loaned to the Numanco Companies shall be used in accordance with the Business Plan.

         3.10 Preservation of company Existence and Business. The Manager shall cause the Numanco Companies to preserve intact the present business organization, rights and privileges and present goodwill and, to the best of its ability, relationships existing with other parties and will at all times cause to be done all things necessary to maintain, preserve, and renew its existence and will observe and conform with all valid requirements of all governmental authorities relating to the conduct of the business of the Numanco Companies, the failure of which would have a material adverse effect on the Numanco Companies. Each of the Numanco Companies will maintain and keep in force all material licenses, permits and agreements necessary to the conduct of its businesses.

         3.11 Maintenance of Properties. The Numanco Companies will maintain and keep their properties, real and personal, in good repair, working order, and condition, and from time to time make all necessary or desirable repairs, renewals, and replacements, so that its business may be properly and advantageously conducted at all times.

         3.12 Taxes and Other Obligations. The Manager shall cause the Numanco Companies to pay and discharge all taxes, assessments, interest and installments on debts and governmental charges against it or against any of its properties, upon the respective dates when due, except to the extent that (i) such taxes, assessments, interest, installments, and governmental charges are contested in good faith and by appropriate proceedings in such manner as not to cause any materially adverse effect on its financial condition or loss of any right of redemption from any sale, and (ii) the Company shall have set aside on its books reserves (segregated to the extent required by generally accepted accounting principles) adequate with respect to such liabilities.

         3.13 Monitor Business Plan. The Manager shall monitor the condition of the Company and provide prompt notice to the Members of any materially and adverse deviation from the Business Plan.

         3.14 Manager's Powers. Unless otherwise limited by the Articles of Organization of the Company or Section 3.15 hereof, the Manager shall have the power and authority in connection with the operation of the business of this Company to do the following:

                  A. To sell, exchange, trade, transfer or otherwise dispose of any or all of the Company's assets;

                  B. To lease office space, equipment and other property; and to negotiate a renewal or extended terms in such leases that may extend the termination date thereof beyond the date of termination of Company;

                  C. To hire, employ, retain or otherwise secure employees, temporary personnel, accountants, attorneys and other independent contractors or personnel necessary to carry out the purposes of this Company upon such terms as the Manager may determine; to charge the compensation of such employees, temporary personnel, accountants, attorneys, and other agents and any other expenses against the assets or income of the Company;

                  D. To enter into a contract or contracts for the furtherance of the Company's business upon such terms and conditions as may be determined by the Manager;

                  E. To borrow money for Company's purposes from such lenders and upon such terms as the Manager may determine and to pledge, mortgage, grant security interests or otherwise encumber all or any part of the properties of this Company as security for any such loans;

                  F. To obtain replacements of any loans with or without liens and/or security interests on the properties of this Company and to prepay in whole or in part, refinance, recast, increase, modify, consolidate, or extend any mortgages or security documents affecting the Company's assets, or any portion thereof; and

                  G. To open bank accounts for the Company and to designate, from time to time, signatories authorized to draw funds on such accounts.

                  H. To designate, appoint, replace, and/or terminate, from time to time, officers of the Company, and to define the authority and duties for each such postion.

         3.15 Restrictions on Authority of Manager. Without the written consent of all of the Members, the Manager shall not have the authority to: (a) borrow money in excess of amounts set forth in the Business Plan; (b) sell any asset of the Company (or assets, in related transactions) having a fair market value in excess of Five Hundred Thousand Dollars ($500,000.00); (c) enter into any contract involving an anticipated total commitment or expenditure of over One Hundred Thousand Dollars ($100,000.00); (d) do any act which would make it impossible to carry on the ordinary business of the Company; (e) compromise any claim against the Company over Fifty Thousand Dollars ($50,000.00); (f) admit a person as a Member; (g) knowingly perform any act that would subject a Member to personal liability; (h) amend the Articles of Organization; (i) approve any Business Plan for the Company; (j) increase the compensation of Monika (as defined in the Member Agreement) or any other officer above the level set forth in the Business Plan; or (k) enter the Company into new business ventures, alliances or teaming agreements.

         3.16 Other Duties. Manager shall perform such other duties and activities as the Members and Manager may agree in the future.

Section 4.        MANAGER'S FEES; REIMBURSEMENT OF EXPENSES.

         4.1 Fees and Compensation. Company agrees to pay to the Manager an hourly fee of $300.00, such fee to be paid within ten (10) days of the submission of Manager's statement. Such fee, when combined with the fees of the Manager from all Numanco affiliates, shall not exceed $20,833.00 per month.

         4.2 Reimbursement of Expenses. Company agrees to reimburse the ordinary and necessary expenses incurred by Manager in the performance of Managers' duties and responsibilities hereunder. An itemization of such reimbursed expenses shall be provided to each of the Members, along with the other monthly financial reports as prepared by the Manager.

         4.3      Indemnification.

                  A. To the maximum extent permitted by law, the Numanco Companies shall indemnify and hold harmless the Manager and his affiliates (each, an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, penalties and other expenses actually and reasonably incurred by the Indemnitee in connection with any and all claims, demands, actions, suits, or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of the fact that the Indemnitee is or was a Manager of the Numanco Companies or is or was an agent of the Numanco Companies, including affiliates of the foregoing, arising out of or incidental to the business of the Numanco Companies, provided,
(i) the Indemnitee's conduct did not constitute willful misconduct or recklessness, (ii) the action is not based on breach of this Agreement, (iii) the Indemnitee acted in good faith and in a manner he or it reasonably believed to be in, or not opposed to, the best interests of the Numanco Companies and within the scope of such Indemnitee's authority and (iv) with respect to a criminal action or proceeding, the Indemnitee had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified above.
                  B. Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 4.3 may, from time to time, be advanced by the Numanco Companies prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Numanco Companies of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified as authorized in this Section 4.3.

                  C. Indemnification provided by this Section 4.3 shall be in addition to any other rights to which the Indemnitee may be entitled under any agreement, vote of the Members, as a matter of law or equity, or otherwise, and shall inure to the benefit of the successors, assignees, heirs, personal representatives and administrators of the Indemnitee.

Section 5.        EVENTS OF TERMINATION; REMEDIES.

         5.1 Events of Termination. Each of the following events shall be an "Event of Termination":

                           A. Death or disability of Manager. For the purposes
of this Agreement, "disability" shall mean any physical or mental condition which would keep Richard H. Smith from performing his duties as Manager for a continuous period of six months.

                           B. If this Agreement is extended beyond 12/31/99, the
voluntary resignation of Manager upon six (6) months' prior written notice.

                           C. If any one of the following events shall occur:

                                    (1) PSO shall fail to agree to guarantee the
lines of credit necessary to supply the sources of funds budgeted in the most recently approved Business Plan (to the extent the same cannot be supplied out of current operations); or

                                    (2) PSO shall fail to approve a proposed
amendment to the most recently approved Business Plan, if such proposed amendment would require PSO to guarantee a line of credit necessary to supply the sources of funds budgeted in such proposed amendment (to the extent the same cannot be supplied out of current operations), so long as (i) such proposed amendment is consistent with the lines of business described in the most recently approved Business Plan, and (ii) there has not been a material adverse change in any such lines of business or in any of the other assumptions underlying such Business Plan; or

                                    (3)  All of the following shall occur:

                                            (i) both of the current
representatives of PSO (or the representatives of any affiliate of PSO) who are assigned the primary responsibility for monitoring PSO's investment in the Numanco Companies and are serving as the principal contact between PSO and the Manager cease, for any reason, to serve in such capacity;

                                            (ii) the person or persons appointed
by PSO to replace such representatives, after serving in such capacity for a period of at least 90 days, are, despite the good faith efforts of such replacements and the Manager, unsatisfactory to the Manager; and

                                            (iii) the person or persons
appointed by PSO, at the request of the Manager, to replace the persons described in (ii), after serving in such capacity for a period of at least 90 days, are, despite the good faith efforts of such replacements and the Manager, unsatisfactory to the Manager; provided, this Section 5.1C(3) shall not apply if the person or persons appointed by PSO to replace the persons described in (ii) is one or both of the current representatives of PSO (or its affiliate) described in (i).

                           D. The Numanco Companies may elect to terminate this
Agreement upon the following conditions:

                                    (1) Any Numanco Company shall default in the
payment when due of any principal or interest on any Indebtedness, as defined in the Member Agreement between the Members, or shall default under or fail to perform or observe any material term, covenant or agreement contained in any material agreement, document or instrument to which it is a party or to which it or its assets is bound, including any obligation for borrowed money or for the purchase price of property, and such default or failure to perform shall continue and remain unwaived by the obligee for more than 15 days or any applicable period of grace therein specified, whichever is longer, except where the Company is in good faith and through appropriate proceedings contesting such default or failure to perform.

                                    (2) Any covenant, representation or warranty
made herein or in connection with the transactions contemplated in this Agreement or in the Member Agreement shall be breached or shall prove to have been false or incorrect on the date as of which made resulting in a material adverse effect on the Company and such false or incorrect representation or warranty shall not have been remedied within fifteen (15) days after written notice thereof shall have been given to the Company.

                                    (3) Any Numanco Company shall make an
assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or an order for relief is entered against the Company under any bankruptcy laws or the Company shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file an answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to the acquiesce in the appointment of any trustee, receiver or liquidator of the Company of all or any substantial part of the properties of the Company.

                                    (4) Manager shall, subject to the right to
cure set forth in Section 5.2 hereof:

                                            (i) make an assignment for the
benefit of his creditors or file for the protection under the bankruptcy laws or become the subject of an involuntary petition under such laws;

                                            (ii) breach his duty of loyalty to
the Company or any obligation under this Agreement; or

                                            (iii) enter into any transaction
from which Manager derived an improper personal benefit to the detriment of a Numanco Company.

                           E. The Members unanimously elect to sell the Numanco
Companies (including a sale of substantially all of the assets of such companies) to a third party.

                           F. PSO, in its capacity as a Member, fails to renew
and extend this Management Agreement with Richard H. Smith, or any extension thereof.

                           G. If (a) the FMV Net Worth (as defined in the Member
Agreement) falls to zero or below, (b) the Members and the Manager fail to reach agreement on a new or revised Business Plan within thirty (30) days after PSO has made a request for same, (c) PSO provides notice to Monika that it desires to invoke the provisions of Section 7.1 of the Member Agreement, (d) Monika declines to purchase PSO's Interest pursuant to Section 8.4(a) of the Member Agreement, and (e) PSO provides notice to Monika that it intends to purchase Monika's Interest pursuant to Section 8.4(a) of the Member Agreement.

                           H. If Monika dies, becomes disabled (such that she
cannot perform her duties as a Member for a period of six continuous months), or files for protection under the bankruptcy laws, or with respect to any Numanco Company, there occurs any other event that, under the laws of the State of Oklahoma, would result in the dissolution of the Numanco Company (other than the event described in Section 7.10 of the Member Agreement); provided, none of the foregoing events described in this Section 5.1H relating to Monika shall result in a termination of this Agreement as long as Richard Smith acquires or succeeds to all of Monika's interest in Nuvest and Smith either (i) acquires or succeeds to all of Monika's interest in Nuvest and becomes a Substitute Member of Nuvest in accordance with the Nuvest Operating Agreement, or (ii) becomes trustee of a trust that acquires or succeeds to all of Monika's interest in Nuvest and, in his capacity as such trustee, becomes a Substitute Member of Nuvest (provided, it is agreed that if for any reason Smith ceases to serve as the trustee of such trust, the interest in Nuvest held by the trust shall automatically covert to an economic interest having no voting rights), or (iii) acquires or succeeds to all of Monika's interest in Nuvest through any combination of (i) or (ii).

                           I. If PSO involuntarily withdraws from Nuvest as a
result of requirements imposed by regulatory authorities having jurisdiction over PSO.

         5.2 Curative Action. Upon written notice from a Numanco Company or a Member alleging that an event described in Section 5.1 D.4 has occurred which may lead to an Event of Termination, Manager shall have 30 days from the receipt thereof to cure such event or otherwise take such action as may be necessary to correct such action. If the Manager successfully cures or corrects such event, then there shall be no Event of Termination.

         5.3 Remedies. In the event there is an Event of Termination (which is not cured or rectified pursuant to Section 5.2 above), then this Agreement shall be terminated upon the occurrence of such event or at the end of the curative period, if any, relating to such event. Provided, however, if the Event of Termination also constitutes a Buy-Sell Event as set forth in the Members' Agreement, and pursuant to the rights set forth therein Monika (as defined in the Member Agreement) elects to buy all of the Member's Interest (as defined in the Member Agreement) of PSO or its successor, then this Management Agreement shall continue as though no Event of Termination has occurred until such time as Monika's right to purchase PSO's Interest lapses because of Monika's failure, for whatever reason (as long as the reason is not due to any breach of duty by PSO), to purchase PSO's Interest on the closing date described in Section 8.5(b) of the Member Agreement and in accordance with the other terms described in Sections 8.5 and 8.6 of the Member Agreement.

         5.4 Limitation of Manager's Liability. Although Manager has the duty and authority "to cause" various activities to occur during his consulting with the Numanco Companies, the parties agree that Manager shall use reasonable efforts to accomplish these tasks and his various duties, but he is not guaranteeing any activity or the performance of the Numanco Companies. The Manager shall not be liable to the Numanco Companies for monetary damages for breach of fiduciary duty as a Manager; provided, however, that nothing contained herein shall eliminate or limit the liability of the Manager (i) for any breach of the Manager's duty of loyalty to the Numanco Companies, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law and, (iii) for any transaction from which the Manager derived an improper personal benefit.

         5.5 Payment of Deferred Fee. The parties acknowledge and agree that Manager has heretofore performed services for the benefit of the Numanco Companies and their affiliates which entitle the Manager to a fee of $250,000 (in addition to the fees provided for in Section 4.1). However, the parties agree that the Numanco Companies may use their financial resources as working capital for the growth of the Numanco Companies and defer the payment of the $250,000 payable to the Manager under this Section 5.5 until such time as there shall have occurred a Buy-Sell Event that results in (i) the sale by Monika Smith of her Interest (as defined in the Member Agreement) to PSO, or (ii) the sale of any one of the Numanco Companies to any Person (as defined in the Member Agreement), in which event the Numanco Companies shall pay the $250,000 to Richard H. Smith, his heirs, successors or assigns, on the date of the closing of the sale described in (i) or (ii) above; provided, the Manager agrees that the Numanco Companies' obligation to pay the $250,000 under this Section 5.5 shall be subordinated to all indebtedness owed by the Numanco Companies to any Person; and provided further, if the proceeds received by Monika Smith pursuant to a sale described in (i) is less than the aggregate balance of the capital account (including undistributed earnings) in the Numanco Companies as of the date of the closing of the sale (the "Capital Account Balance") of Monika Smith, or, in the case of a sale pursuant to (ii), if the sale proceeds are less than the aggregate of the Capital Account Balances of the Members, the $250,000 payment to Manager under this Section 5.5 shall be reduced pari passu. By way of illustration, if the Members' proceeds from a sale pursuant to (ii) equal only 60% of the aggregate of their Capital Account Balances, the Manager shall receive only 60% of the $250,000 payment. In addition to any right of set off the Numanco Companies may have by law, in the event the sale under (i) or (ii) above results from one of the Buy-Sell Events described in Section 7.7 of the Member Agreement, the Company, in making the payment to the Manager under this
Section 5.5, shall have the right to deduct the actual compensatory damages, if any, the Company may have incurred as a result of any breach by the Manager of any of his obligations described in Section 5.4 of this Agreement.

         5.6 Sale; Balance of Manager's Fees. If this Agreement should be terminated pursant to Section 5.lI hereof, and Monika Smith's share of the net proceeds from any sale of the Numanco Companies that occurs pursuant to Section 8.4(f) of the Member Agreement is less than the compensation that would have been payable to the Manager under this Agreement for the remainder of the term, then the Manager shall be paid at the closing of the sale, $20,833/month for every month from the date of termination of this Agreement through and inclusive of the month of December, 1999.



Section 6.        MISCELLANEOUS.

         6.1 Governing Law. The validity, construction and enforcement of, and the remedies under this Agreement, shall be governed in accordance with the laws of Oklahoma, except any choice of law provision of Oklahoma law shall not apply if the law of a state or jurisdiction other than Oklahoma would apply thereby.

         6.2 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective personal representatives, successors and permitted assigns. No party may assign its, his or her obligations hereunder without the prior written consent of all other parties.

         6.3 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

         6.4 Attorney's Fees. If any action is brought to enforce, or to construe or determine the validity of, any term or provision of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and costs of the action.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                  "NUMANCO"

                                  NUMANCO, L.L.C.,
                                  An Oklahoma limited liability company

                                  BY:      NSS NUMANCO, INC.,
                                  A Pennsylvania corporation, Member


                                  By:
                                  Monika Smith, Vice President

                                  BY:      NUVEST, L.L.C.,
                                  An Oklahoma limited liability company, Member

                                  "NUVEST"

                                  NUVEST, L.L.C.,
                                  An Oklahoma limited liability company

                                  By:      PUBLIC SERVICE COMPANY OF
                                           OKLAHOMA, Member


                                  By:

                                  Title:


                                  By:
                                            Monika Smith, Member


                                  "MANAGER"



                                  Richard H. Smith